Series No.:               AUD 001-01-1
Tranche No.:           2

ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

A$450,000,000 5.50% Notes due 15 February 2016
(to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006) (“Notes”)

This Pricing Supplement (as referred to in the Information Memorandum dated 20 November 2006 (“Information Memorandum”) and the Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above.  The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia.  The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	Notes

2	Issuer:	Asian Development Bank

3	Lead Managers and Dealers:	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) Royal Bank of Canada (ABN 86 076 940 880) The Toronto-Dominion Bank (ABN 74 082 818 175)

4	Registrar	Reserve Bank of Australia

5	Type of Issue:	Underwritten

6	Currency:
	- of Denomination	A$

	- of Payment	A$

7	Aggregate principal amount of Tranche:	A$450,000,000

8	If interchangeable with existing Series:	The Notes are to be consolidated, form a single Series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006.

9	Issue Date:	30 March 2010

10	(i) Issue Price:	96.957 per cent of the aggregate principal amount of the Tranche plus A$2,938,500 on account of accrued interest for 43 days from and including 15 February 2010 to but excluding 30 March 2010.

	(ii) Net Proceeds	A$438,597,000

11	Denomination(s):	A$5,000, subject to the requirement that the amount payable by each person who subscribes for Notes when issued in Australia must be at least A$500,000.

12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.

13	Interest:

(a) If Interest bearing:

	(i) Interest Rate:	5.50% per annum paid semi-annually in arrear.

	(ii) Interest Amount	A$137.50 per Note of A$5,000 denomination, payable on a semi-annual basis.

	(iii) Interest Payment Dates:	15 February and 15 August of each year, commencing on 15 August 2010 and ending on the Maturity Date.

	(iv) Interest Period End Dates:	15 February and 15 August of each year, commencing on 15 August 2010 and ending on the Maturity Date subject to no adjustment.

(v) Applicable Business Day Convention:

	- for Interest Payment Dates:	Following

	- for Maturity Date:	Following

	- for Interest Period End Dates:	No adjustment

	- any other dates:	Following

	(vii) Day Count Fraction:	RBA Bond Basis

	(viii) Interest Commencement Date (if different from the Issue Date):	15 February 2010

	(ix) Minimum Interest Rate:	Not applicable

	(x) Maximum Interest Rate:	Not applicable

	(xi) Issue Yield:	6.1225% (semi-annual compounding)
(b) If non-interest bearing:

	- Amortisation Yield:	Not applicable

	- Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable

14	Maturity Date:	15 February 2016

15	Maturity Redemption Amount:	Outstanding Principal Amount

16	Early Termination Amount:	Outstanding Principal Amount

17	Listing:	Australian Securities Exchange

18	Clearing System:	Austraclear/Euroclear/Clearstream

If accepted for admission to the respective system, interests in the Notes may be held through Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) or through Clearstream Banking, société anonyme (“Clearstream, Luxembourg”).  In these circumstances, entitlements in respect of holdings of interests in the Notes in Euroclear would be held in Austraclear System by a nominee of Euroclear (currently HSBC Custody Nominees (Australia) Limited) while entitlements in respect of holdings of interests in the Notes in Clearstream, Luxembourg would be held in the Austraclear System by a nominee of Clearstream, Luxembourg (currently ANZ Nominees Limited).

The rights of a holder of interests in the Notes held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the Austraclear System.

In addition any transfer of interests in the Notes, which are held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear System, be subject to the Corporations Act 2001 of Australia and the requirements for minimum consideration set out in the Conditions of the Notes.

The Issuer will not be responsible for the operation of the clearing arrangements, which is a matter for the clearing institutions, their nominees, their participants and the investors.

19	Other Conditions:	Not applicable

20	Additional Selling Restrictions:	The Selling Restrictions relating to Australia, Japan, Hong Kong and the United States set out in the Information Memorandum are amended as set out in Schedule 1 to this Pricing Supplement.

21	Foreign Securities Number	ISIN: AU0000ATBHB2 Common Code: EF2698241

22	Calculation Agent:	Not applicable

23	Recent Developments:
On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010.

On 5 May 2009, ADB’s Board of Governors approved the following with respect to its 2008 ordinary capital resources net income:

		a)	U.S.$427.0 million, representing unrealized gains as of 31 December 2008, be added to the cumulative revaluation adjustments account;

		b)	U.S.$298.1 million, representing the adjustment to the loan loss reserve as of 31 December 2008, be added to the loan loss reserve;

		c)	U.S.$261.4 million be allocated to the ordinary reserve;

		d)	U.S.$120.0 million be allocated to the Asian Development Fund; and

		e)	U.S.$23.0 million be allocated to the Technical Assistance Special Fund.

24	U.S Taxation:	U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement.

CONFIRMED

ASIAN DEVELOPMENT BANK

By:              /s/ Kazuki Fukunaga

Name:          KAZUKI FUKUNAGA
Title:           Assistant Treasurer
Date:           29 March 2010

SCHEDULE 1

SELLING RESTRICTIONS

The following selling restrictions set out in the Information Memorandum are amended as follows:

Australia

The selling restriction for Australia is deleted and replaced with the following:

“Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia (“Corporations Act”)) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a)
has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); or

(b)	has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i)
the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 or 7.9 of the Corporations Act;

(ii)	such action complies with all applicable laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(iii)	the offer or invitation is not made to a person who is a “retail client” within the meaning of section 761G of the Corporations Act); and

(iv)	such action does not require any document to be lodged with ASIC.

In addition, each Dealer has agreed that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia.”

Japan

The selling restriction for Japan is deleted and replaced with the following:

“Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (“FIEA”).  Each Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan , except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws and ministerial guidelines of Japan.”

Hong Kong

The selling restriction for Hong Kong is deleted and replaced with the following:

“Hong Kong

The Dealer has represented and agreed that:

(a)
it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), as amended, of Hong Kong (“SFO”) and any rules made under the SFO; and

(b)
it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” within the meaning of the SFO; or (ii) in circumstances which do not result in the document being a “prospectus” within the meaning in the Companies Ordinance (Cap. 32), as amended, of Hong Kong (“CO”) or which do not constitute an offer within the meaning of the CO.”

United States

The selling restriction for the United States is deleted and replaced with the following:

“United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.”

SCHEDULE 2

U.S. TAXATION

IRS Circular 230 Notice

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE “IRS”) CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a “United States holder”).  This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect).  Unless otherwise stated, this summary deals only with United States holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets.  This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  A partner in a partnership that acquires or holds the Notes should consult its own tax advisers.

Although the Notes that are issued pursuant to the terms specified in this Pricing Supplement (“New Notes”) are to be consolidated, form a single series and be fungible with the existing 5.50% Medium Term Notes of the Asian Development Bank (“ADB”) due 15 February 2016, the New Notes will be treated as a separate issue for United States federal income tax purposes.  The New Notes are expected to be issued with original issue discount for United States federal income tax purposes (“OID”).  ADB intends to report such OID to the IRS.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of United States federal alternative minimum, estate and gift tax laws, United States state, local, foreign or other tax laws.

Payments of Interest

Payments of stated interest on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder’s method of tax accounting).  The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars.  A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder’s taxable year), or, at the accrual basis United States holder’s election (“Spot Election”), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period.  A United States holder that makes such Spot Election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.  A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income.  This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Original Issue Discount

United States holders of Notes generally will be subject to the special tax accounting rules for obligations issued with OID provided by the Internal Revenue Code of 1986, as amended, and certain regulations promulgated thereunder.  United States holders of the Notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, each United States holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the “daily portions” of OID on the Note for all days during the taxable year that the United States holder owns the Note.  The daily portions of OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period.  Accrual periods may be any length and may vary in length over the term of the Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period.  The amount of OID on a Note allocable to each accrual period is determined by (a) multiplying the “adjusted issue price” (as defined below) of the Note at the beginning of the accrual period by the yield to maturity of such Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of stated interest allocable to that accrual period.

The yield to maturity of a Note is the discount rate that causes the sum of the present values of all future payments on the Note (principal and interest, if any) as of its original issue date to equal the issue price of such Note.  The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of stated interest (if any) made with respect to such Note in all prior accrual periods.

As a result of this “constant yield” method of including OID in income, the amounts includible in income by a United States holder in respect of a Note denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A United States holder generally may make an irrevocable election to include in its income its entire return on a Note (i.e., the excess of all remaining payments to be received on the Note, including payments of stated interest, over the amount paid by such United States holder for such Note) under the constant-yield method described above.

A United States holder should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in Australian dollars using the constant-yield method described above, and (b) translating the amount of the Australian dollars so derived at the average exchange rate in effect during that accrual period (or portion thereof within a United States holder’s taxable year) or, if the United States holder (including a holder using the cash method of accounting) makes a Spot Election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period.  All payments on a Note (other than payments of stated interest) will generally be viewed first as payments of previously accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal.  Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not stated interest or the sale or retirement of the Note), a United States holder will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

Purchase, Sale and Retirement of Notes

A United States holder’s tax basis in a Note generally will equal the cost of such Note to such holder, increased by any amounts includible in income by the holder as OID and reduced by any payments other than payments of stated interest made on such Note.  The cost of such Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase.  The amount of any subsequent adjustments to a United States holder’s tax basis in a Note in respect of OID in an Australian dollar will be determined in the manner described under “—Original Issue Discount” above.  The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid stated interest not previously included in income, which will be taxable as such) and the United States holder’s tax basis in such Note.  The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition.  Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate.  The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note.  This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Non-United States Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation that is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States.  The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued.  ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations.  Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB.  Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders.  Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.